UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June, 2018
Commission File Number 1-10928
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INTERTAPE POLYMER GROUP INC.
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9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: June 14, 2018	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Successfully Completes Refinancing
with a New $600 Million Credit Facility

MONTREAL, QUEBEC and SARASOTA, FLORIDA - June 14, 2018 - Intertape Polymer Group Inc. (TSX:ITP) (the "Company") today announced a new five-year $600 million credit facility (the “Credit Facility”) pursuant to a credit agreement with a syndicated lending group led by Bank of America, N.A., as Administrative Agent, Sole Lead Arranger, and Sole Bookrunner, refinancing and replacing the Company's previous $450 million credit facility that was due to mature in November 2019. All dollar amounts are denominated in US dollars unless otherwise indicated.
“We have made significant operational progress and improved our financial position since the execution of our previous credit facility in 2014. The new Credit Facility will provide us with increased capacity, better terms and more flexibility to execute the next phase of our growth strategy,” said Greg Yull, President and CEO of Intertape Polymer Group.
The Credit Facility consists of a $200 million term loan (“Term Loan”) and a $400 million revolving credit facility (“Revolving Credit Facility”) with the Term Loan amortizing 35% over five years. The Credit Facility also includes an incremental accordion feature of $200 million, which will enable the Company to increase the limit of this facility (subject to the credit agreement's terms and lender approval) to $800 million if needed. The Credit Facility matures on June 14, 2023 and bears an interest rate based, at the Company’s option, on the London Inter-bank Offered Rate, the Federal Funds Rate, or Bank of America’s prime rate, plus a spread. The Credit Facility provides a more favorable covenant structure and increased flexibility to the Company as compared to the previous credit facility. The Credit Facility refinanced a majority portion of the Company's existing debt and is expected to finance capital expenditures, share repurchases, acquisitions, working capital, and other general corporate activities.
About Intertape Polymer Group Inc.
Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 2,600 employees with operations in 19 locations, including 13 manufacturing facilities in North America and one in Europe.
Forward‐Looking Statements
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding: the Credit Facility’s accordion feature; the Company’s expected use of the Credit Facility; and the expected effects of the Company’s Credit Facility; may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to certain assumptions. The Company can give no assurance that these estimates, expectations and assumptions will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward- looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3 Key Information - Risk Factors", “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2017 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

FOR FURTHER INFORMATION CONTACT:
LodeRock Advisors Inc.
Ross Marshall 416-247-8819